Mail Stop 4561

January 27, 2009

Darlene F. McDonald
Chief Financial Officer
First Clover Leaf Financial Corp.
6814 Goshen Road
Edwardsville, IL 62025

>   **Re: First Clover Leaf Financial Corp.**
>   **Form 10-KSB for Fiscal Year Ended**
>   **December 31, 2007**
>   **File No. 000-50820**

Dear Ms. McDonald:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant